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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K    [X] Form 10-Q    [   ] Form 10-D    [   ] Form N-SAR Form N-CSR
For Period Ended: March 31, 2007.

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
    [   ] Transition Report on Form N-SAR
    [   ] Transition Report on Form N-CSR
                                                    [   ] For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MIPS Technologies, Inc.
_________________________________________________________________
Full Name of Registrant

_________________________________________________________________
Former Name if Applicable

1225 Charleston Road
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

Mountain View, California 94043
_________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company announced on August 30, 2006 that following a company-initiated voluntary review of historical stock-based compensation practices and related potential accounting impact, its board of directors had formed a special committee, consisting of independent directors (the "special committee"), to review the Company's historical option grant practices and the Company's accounting for its option grants. The special committee retained independent outside legal counsel to assist in its review.

On January 24, 2007, the Company announced that the special committee has completed its investigation and the findings are currently under review by the Company. As a result of the special committee's review, the Company has not filed its Annual Report on Form 10-K ("Annual Report") for the year ended June 30, 2006 and its Quarterly Reports on Form 10-Q for the periods ended September 30, 2006 and December 31, 2006. Similarly, the Company is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2007 at this time. The Company plans to file the Annual Report and Quarterly Reports on Form 10-Q for the periods ended September 30, 2006, December 31, 2006 and March 31, 2007 as soon as practicable after completion of review of the special committee report and of the restatement of its historical financial statements included in reports that it has previously filed with the Securities and Exchange Commission ("SEC").

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mervin S. Kato	(650)	567-5000
______________________________________________________	____________________	___________________________
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [X]

Annual Report on Form 10-K for the year ended June 30, 2006.
Quarterly Report on Form 10-Q for the period ended September 30, 2006.
Quarterly Report on Form 10-Q for the period ended December 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 24, 2007, the Company announced that the special committee has completed a four and one-half month investigation and reached a determination that different measurement dates should have been used for computing compensation costs for certain historic stock option grants than those used in the preparation of the Company historical financial statements. The Company is working diligently to finalize the amount of compensation charges, and the resulting tax impact so that it can complete the financial statements for the year ended June 30, 2006, the quarters ended September 30 and December 31, 2006, and the restatement of prior period financials. Nonetheless, the Company has determined that its historical financial statements included in reports that it has previously filed with the SEC will need to be restated. As such, the Company believes that it is not able to address changes between its results of operation for the period ended March 31, 2007 relative to those of a prior period. On April 25, 2007, the Company did file a Current Report on Form 8-K that provided revenue information for the quarters ended March 31, 2007 and 2006.

MIPS Technologies, Inc.
________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2007       By /s/ MERVIN S. KATO
                                                Mervin S. Kato
                                                Vice President and Chief Financial Officer